Exhibit 3.3

CERTIFICATE OF DESIGNATION, PREFERENCE AND RIGHTS OF SERIES A PREFERRED STOCK OF GAMEVERSE INTERACTIVE CORP.

Gameverse Interactive Corp., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”), does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Company by the Articles of Incorporation of the Company, it has adopted resolutions (a) authorizing the creation of Series A Preferred Stock of the Company and (b) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, as follows:

1. Number of Shares; Stated Value and Dividends. The Corporation hereby designates one (1) share of the authorized shares of preferred stock as Series A Preferred Stock. The stated value of the Series A Preferred Stock shall be $0.001 par value. The holder of share of Series A Preferred Stock shall not be entitled to receive dividends.

2. Liquidation Preference. Subject to Section 3, in the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holder of Series A Preferred Stock may at his sole option elect to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of common stock by reason of their ownership thereof, an amount per share equal to $0.001 for the outstanding share of Series A Preferred Stock.

3. Redemption. The Series A Preferred Stock is not redeemable without the prior written consent of the holder of such Series A Preferred Stock.

4. Conversion. The share of Series A Preferred Stock shall not be convertible into Common Stock.

5. Voting Rights. The holder of the share of Series A Preferred Stock shall have the following voting rights:

(a) As of each record date for the determination of the Corporation’s shareholders entitled to vote on any matter related to the election of directors (a “Record Date”), the share of Series A Preferred Stock shall have voting rights and powers equal to the number of votes that entitle the holder of the share of Series A Preferred Stock to exercise 50.1% of all votes entitled to be cast as of such Record Date by all holders of capital stock of the Corporation so as to ensure that the votes entitled to be cast by the holder of the share of Series A Preferred Stock shall be equal to at least 50.1% of all votes entitled to be cast.

(b) Without the written consent of the holder of the share of Series A Preferred Stock at a meeting of the shareholders of this Corporation called for such purpose, the Corporation will not amend, alter or repeal any provision of the Articles of Incorporation (by merger or otherwise) so as to adversely affect the preferences, rights or powers of the Series A Preferred Stock.

6. Transferability. The Holder of the Share of Series A Preferred shall have the right to transfer the Share at his discretion and the transferee shall have all rights associated with the Share ownership.

7. Status of Redeemed Stock. In the event the share of Series A Preferred Stock shall be redeemed pursuant to Section 4 hereof, or converted pursuant to Section 5 hereof, the share shall be cancelled and returned to the status of authorized but unissued shares of preferred stock.

8. Taxes. This Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of the share of Series A Preferred Stock.